UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 03, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 February 2014
Exhibit No. 2	Proposed Placing dated 11 February 2014
Exhibit No. 3	Results of Placing dated 12 February 2014
Exhibit No. 4	Director/PDMR Shareholding dated 13 February 2014
Exhibit No. 5	Publication of Base Prospectus Supplement dated 17 February 2014
Exhibit No. 6	Publication of Base Prospectus Supplement dated 17 February 2014
Exhibit No. 7	Director/PDMR Shareholding dated 17 February 2014
Exhibit No. 8	Final Terms re £60 billion debt programme dated 25 February 2014
Exhibit No. 9	Scrip reference share price dated 26 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 03, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 03, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

03 February 2014

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 16,114,840,436 ordinary shares with voting rights as at 31 January 2014.

There are no ordinary shares held in Treasury.

The above figure (16,114,840,436) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

PROPOSED PLACING OF 25,142,729 ORDINARY SHARES IN CREST NICHOLSON HOLDINGS PLC (THE "COMPANY") BY VÄRDE

11 February 2014

Certain funds managed by Värde Management, L.P. (collectively "Värde") announce their intention to sell 25,142,729 ordinary shares (the "Placing Shares") in the capital of the Company. The Placing Shares represent approximately 10.0% of the Company's issued share capital and constitute approximately 49.8% of Värde's holding in the Company.

The Placing Shares are being offered by way of an accelerated bookbuild (the "Placing"), which will be launched immediately following this announcement. Barclays Bank PLC ("Barclays") and J.P. Morgan Securities plc. (which conducts its UK investment banking activities as J.P. Morgan Cazenove) ("J.P. Morgan Cazenove") are acting as joint bookrunners in connection with the Placing. Lazard & Co., Limited ("Lazard") is acting as financial adviser to Värde in connection with the Placing.

Any of the Company's ordinary shares held by Värde which are not sold in the Placing will be subject to a 90-day lock-up (subject to customary exceptions). After completion of the Placing, Värde will continue to hold approximately 10.1% of the issued share capital of the Company. Following the previous placing of Ordinary Shares in the Comapny in September 2013, Värde held approximately 20.1% of the issued ordinary share capital of the Company.

The Placing Shares, in all respects, rank pari passu with the Company's ordinary shares.

The final number of Placing Shares to be placed will be agreed by Barclays, J.P. Morgan Cazenove and Värde at the close of the bookbuild process, and the results of the Placing will be announced as soon as practicable thereafter.
The timings for the close of the bookbuild process, pricing and allocations are at the absolute discretion of Barclays and J.P. Morgan Cazenove.

Enquiries:

Barclays                                          +44 (0)20 7623 2323
Chris Madderson
Ben West

J.P. Morgan Cazenove                 +44 (0)20 7742 4000
Andrew Truscott
Greg Chamberlain
Barry Meyers

Lazard                                            +44 (0)20 7187 2000
Charlie Foreman
Nick Fowler

Important Notice

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT (1) IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, PERSONS WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF EU DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE"); AND (2) IN THE UNITED KINGDOM, PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (THE "ORDER"); OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER OR (III) ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE (ALL SUCH PERSONS REFERRED TO IN (1) AND (2) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement and the information contained herein is for information purposes only and does not constitute or form part of any offer or an invitation to acquire or dispose of securities in the United States, Canada, Australia, South Africa or Japan or in any other jurisdiction in which such an offer or invitation is unlawful.

The Placing Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "US Securities Act"), or under the securities laws of any state or other jurisdiction of the United States, and, absent registration, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and the securities laws of any relevant state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or elsewhere.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

No prospectus or offering document has been or will be prepared in connection with the Placing. Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information. Such information is not the responsibility of and has not been independently verified by any of Värde, Barclays, J.P. Morgan Cazenove or any of their respective affiliates.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly, in or into or from the United States (including its territories and possessions, any state of the United States and the District of Columbia), Canada, South Africa or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, South African or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Värde, Barclays, J.P. Morgan Cazenove or any of their respective affiliates that would, or which is intended to, permit a public offer of the Placing Shares in any jurisdiction or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Värde, Barclays, J.P. Morgan Cazenove to inform themselves about and to observe any applicable restrictions.

Barclays and J.P. Morgan Cazenove, which are authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, are acting only for Värde in connection with the Placing and will not be responsible to anyone other than Värde for providing the protections offered to the clients of Barclays and J.P. Morgan Cazenove, nor for providing advice in relation to the Placing or any matters referred to in this announcement. Lazard, which is authorised and regulated by FCA, is acting exclusively for Värde and no one else in connection with the Placing and will not regard any other person as its client in relation to the Placing and will not be responsible to anyone other than Värde for providing the protections afforded to its clients or for giving advice in relation to the Placing or the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Exhibit No. 3

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

PLACING OF 25,142,729 ORDINARY SHARES IN CREST NICHOLSON HOLDINGS PLC (THE "COMPANY") BY VÄRDE

12 February 2014

Further to the announcement released on 11 February 2014, certain funds managed by Värde Management, L.P. (collectively "Värde") announce that they have sold an aggregate of 25,142,729 ordinary shares in the capital of the Company at a price of 369 pence per share (the "Placing") raising aggregate gross sale proceeds of approximately £92.8 million through the Placing. Following completion of the Placing, Värde will hold 25,367,986 ordinary shares in the capital of the Company, representing approximately 10.1% of the Company's issued ordinary shares. Any of the Company's shares held by Värde not sold in the Placing will be subject to a 90-day lock-up (subject to customary exceptions).

The proceeds of the Placing are payable in cash on usual settlement terms, and closing of the Placing is expected to occur on a T+3 basis on 17 February 2014, subject to the satisfaction or waiver of certain customary conditions.

Barclays Bank PLC ("Barclays") and J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) ("J.P. Morgan Cazenove") and are acting as joint bookrunners in connection with the Placing. Lazard & Co., Limited ("Lazard") is acting as financial adviser to Värde in connection with the Placing.

Enquiries:

Barclays                                +44 (0)20 7623 2323
Chris Madderson
Ben West

J.P. Morgan Cazenove       +44 (0)20 7742 4000
Andrew Truscott
Greg Chamberlain
Barry Meyers

Lazard                                     +44 (0)20 7187 2000
Charlie Foreman
Nick Fowler

Important Notice

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT (1) IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA, PERSONS WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF EU DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE"); AND (2) IN THE UNITED KINGDOM, PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (THE "ORDER"); OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER OR (III) ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE (ALL SUCH PERSONS REFERRED TO IN (1) AND (2) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement and the information contained herein is for information purposes only and does not constitute or form part of any offer or an invitation to acquire or dispose of securities in the United States, Canada, Australia, South Africa or Japan or in any other jurisdiction in which such an offer or invitation is unlawful.

The Placing Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "US Securities Act"), or under the securities laws of any state or other jurisdiction of the United States, and, absent registration, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and the securities laws of any relevant state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or elsewhere.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

No prospectus or offering document has been or will be prepared in connection with the Placing. Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information. Such information is not the responsibility of and has not been independently verified by any of Värde, Barclays, J.P. Morgan Cazenove or any of their respective affiliates.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly, in or into or from the United States (including its territories and possessions, any state of the United States and the District of Columbia), Canada, South Africa or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, South African or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Värde, Barclays, J.P. Morgan Cazenove or any of their respective affiliates that would, or which is intended to, permit a public offer of the Placing Shares in any jurisdiction or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Värde, Barclays, J.P. Morgan Cazenove to inform themselves about and to observe any applicable restrictions.

Barclays and J.P. Morgan Cazenove, which are authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, are acting only for Värde in connection with the Placing and will not be responsible to anyone other than Värde for providing the protections offered to the clients of Barclays and J.P. Morgan Cazenove, nor for providing advice in relation to the Placing or any matters referred to in this announcement. Lazard, which is authorised and regulated by FCA, is acting exclusively for Värde and no one else in connection with the Placing and will not regard any other person as its client in relation to the Placing and will not be responsible to anyone other than Värde for providing the protections afforded to its clients or for giving advice in relation to the Placing or the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Exhibit No. 4

13 February 2014
Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

On 12 February 2014 the following ordinary shares in Barclays PLC ("the Company") were purchased on the London Stock Exchange on behalf of the Chairman and the non-executive Directors of the Company. These purchases arise from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	PRICE PER SHARE	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
Mike Ashley	2,937	£2.620672	13,986	-
Tim Breedon	3,058	£2.620672	9,737	-
Fulvio Conti	3,752	£2.620672	84,586	-
Diane de Saint Victor	3,526	£2.620672	8,473	-
Simon Fraser	3,297	£2.620672	120,041	-
Reuben Jeffery¹	4,548	£2.620672	170,370	-
Wendy Lucas-Bull	2,793	£2.620672	4,793	-
Dambisa Moyo	3,298	£2.620672	31,112	-
Sir Michael Rake	3,404	£2.620672	63,960	-
Sir John Sunderland	3,438	£2.620672	130,435	-
Frits van Paasschen²	3,847	£2.620672	6,355	-
Sir David Walker	9,591	£2.620672	124,992	-

¹ Reuben Jeffery's beneficial interest comprises 31,358 American Depositary Shares and 44,938 Ordinary Shares in Barclays PLC

² Frits van Paasschen's beneficial interest comprises 627 American Depositary Shares and 3,847 Ordinary Shares in Barclays PLC

Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 1 dated 14 February 2014 to the Base Prospectus dated 26 November 2013 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2246A_-2014-2-17.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("
RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 6

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 1 dated 14 February 2014 to the Base Prospectus dated 26 November 2013 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2316A_-2014-2-17.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:  www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("
RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 7

17 February 2014

Barclays PLC ("the Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Global Sharepurchase Plan ("Sharepurchase"), which is an all employee share plan in participating countries, informed the Company on 14 February 2014 that, on 13 February 2014 it had purchased, and now held as bare trustee of Sharepurchase, 116 American Depositary Shares* (including matching shares) in the Company at a price of $17.008996 per share, for Skip McGee, a Person Discharging Managerial Responsibilities ("PDMR").

*One American Depositary Share is equivalent to four ordinary shares of the Company.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 20 7116 4755

Exhibit No. 8
Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €1,250,000,000 2.125 per cent. Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/8233A_1-2014-2-24.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 26 November 2013, as supplemented on 14 February 2014, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No. 9

26 February 2014

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 11 February 2014, the Company announced a dividend of 3.5 pence per Ordinary Share for the year ending 31 December 2013 payable on 28 March 2014 (the 'Final Dividend'). The scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Final Dividend is 257.19 pence. The deadline for applications under the Programme in respect of the Final Dividend is 4.30pm (London Time) on 7 March 2014.

The scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 19 February 2014 to 25 February 2014 (inclusive).

For further information, please contact:

The Registrar to Barclays
0871 384 2055* (from the UK)
+44 (0) 121 415 7004 (from overseas)

*Calls cost 8 pence per minute plus network extras. Lines open 8.30am to 5.30pm UK time Monday to Friday, excluding public holidays

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752

Barclays Media Relations
Giles Croot
+44 (0)20 7116 4755